UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mereo BioPharma Announces Appointment of Anne Hyland to Board of Directors

On March 1, 2022, the Board of Directors (the “Board”) of Mereo BioPharma Group plc (the “Company”) appointed Anne Hyland to the Board, effective immediately. Ms. Hyland was also appointed to serve on the Audit and Risk Committee of the Board. Ms. Hyland qualifies as independent under the listing standards of the Nasdaq Global Market (“Nasdaq”).

Ms. Hyland is a non-executive director and Chair of the Audit and Risk Committee of Clinigen Group plc, a global pharmaceutical and services company. She is also Chair of the Audit Committee and a non-executive director of Elementis plc, a global specialty chemicals company. Ms. Hyland was Chief Financial Officer (“CFO”) and Company Secretary of Kymab Group Limited, a private biopharmaceutical company that was acquired by Sanofi in April 2021 for $1.1 billion with an additional $350 million in potential milestones. Prior to joining Kymab in 2015, Ms. Hyland was CFO and Company Secretary of BBI Diagnostics Group plc, a diversified global diagnostics business. From 2002 to 2013, she was CFO and Company Secretary of Vectura Group plc, which became a FTSE-250 company. Prior to her role at Vectura, she held a number of senior finance positions at Celltech Group plc (FTSE 100), Medeva plc and KPMG. Ms. Hyland is a Chartered Accountant (FCA), a Corporate Tax Adviser (CTA – AITI) and holds a degree in business studies from Trinity College, Dublin.

There are no arrangements or understandings between Ms. Hyland and any other persons in connection with her appointment. Ms. Hyland does not have any family relationships with any executive officer or director of the Company, and is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Ms. Hyland will receive compensation as a non-employee director in accordance with the non-employee director compensation practices described in the Company’s filings with the Securities and Exchange Commission.

As a result of Ms. Hyland’s appointment as a Director and member of the Audit and Risk Committee, the composition of the Audit and Risk Committee increased from two members to three members and the Company is now in compliance with Nasdaq Listing Rule 5605(c)(2)(A), which requires that the audit committee of a listed company be composed of at least three independent directors.

On March 1, 2022, the Company issued a press release announcing Ms. Hyland’s appointment, a copy of which is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibits

99.1	Press release dated March 1, 2022 titled “Mereo BioPharma Announces Appointment of Anne Hyland to Board of Directors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2022

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel